UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
         (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

Stan Lee Media, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

85285P101
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  769,719

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  769,719

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  769,719

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.5%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Elliott International, L.P. (f/k/a Westgate International, L.P.)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  769,646

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  769,646

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  769,646

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.5%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  769,646

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  769,646

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  769,646

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.5%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of common stock (the "Common Stock") of Stan Lee Media, Inc. (the
"Issuer") beneficially owned by the Reporting Persons specified herein as of February 8, 2001 and amends and supplements the Schedule 13G dated November 13, 2000 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          The amount of shares of Common Stock into which Elliott, Elliott International and EICA's shares of the Issuer's convertible preferred stock and warrants are each convertible or exercisable is limited, pursuant to the terms of such instruments, to that amount which would result in Elliott, Elliott International and EICA together having beneficial ownership of Common Stock not exceeding 9.99% of all of the outstanding shares of Common Stock (the "Ownership Limitation"). Elliott, Elliott International and EICA each expressly disclaims beneficial ownership of any shares of Common Stock in excess of the Ownership Limitation.

          In accordance with the Ownership Limitation:

          (a)      Amount beneficially owned:

                   Elliott Associates, L.P. ("Elliott") beneficially owns a total of 769,719 shares of Common Stock, and disclaims beneficial ownership of 1,214,906 shares of Common Stock.

                   Elliott International, L.P. (f/k/a Westgate International, L.P.) ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") together beneficially own a total of 769,646 shares of Common Stock and disclaim beneficial ownership of 1,214,906 shares of Common Stock.

                   Elliott, Elliott International and EICA together beneficially own an aggregate of 1,396,762 shares of Common Stock and disclaim beneficial ownership of 2,572,416 shares of Common Stock.

          (b)      Percent of class:

                   Elliott's beneficial ownership of 769,719 shares of Common Stock constitutes 5.5% of all of the outstanding shares of Common Stock.

                   Elliott International and EICA's aggregate beneficial ownership of 769,646 shares of Common Stock constitutes 5.5% of all of the outstanding shares of Common Stock.

                   Elliott, Elliott International and EICA's aggregate beneficial ownership of 1,396,762 shares of Common Stock constitutes 9.9% of all the outstanding shares of Common Stock.

          (c)      Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote

                        Elliott has sole power to vote or direct the vote of 769,719 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        Elliott International and EICA together have shared power to vote or direct the vote of 769,646 shares of Common Stock.

                   (iii) Sole power to dispose or to direct the disposition of

                        Elliott has sole power to dispose or direct the disposition of 769,719 shares of Common Stock.

                  (iv) Shared power to dispose or to direct
                          the disposition of

                        Elliott International and EICA together have shared power to dispose or direct the disposition of 769,646 shares of Common Stock.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2001

                           ELLIOTT ASSOCIATES, L.P.
                       By: Elliott Capital Advisors, L.P.,
                           as general partner
                               By: Braxton Associates, Inc., as general partner


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President

                           ELLIOTT INTERNATIONAL, L.P.
                        By: Elliott International Capital
                                    Advisors Inc., as Attorney-in-Fact


                                    By: /s/ Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President

                           ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


                           By: /s/ Elliot Greenberg
                                Elliot Greenberg
                                 Vice President